UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                       MULTI-LINK TELECOMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


         Series A Convertible Preferred Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   62541M 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Philip S. Pesin
                     c/o Multi-Link Telecommunications, Inc.
                        5555 Triangle Parkway, Suite 300
                               Norcross, GA 30092
                                 (678) 282-1600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  (Page 1 of 7)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  62541M 10 7                                         PAGE 2 OF 7 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

           PHILIP S. PESIN

           SS.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON

           ###-##-####

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                311,138
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              311,138
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           311,138
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this "Schedule 13D") relates to the Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Multi-Link Telecommunications, Inc., a Colorado corporation (the "Company"), which has its principal executive offices at 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Philip S. Pesin, a citizen of the United States ("Pesin" or the "Reporting Person").

Pesin is the Chairman, Chief Executive Officer and Chief Financial Officer of the Company.

The principal business address of Pesin is c/o Multi-Link Telecommunications, Inc., 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 17, 2006, the Company completed a merger (the "Merger") with Auriga Laboratories, Inc., a Delaware corporation ("Auriga"). The Merger was effected pursuant to the terms of an Agreement and Plan of Merger ("Merger Agreement"), entered into on May 4, 2006, by and among the Company, Auriga and Multi-Link Acquisition, Inc. a newly formed Delaware corporation and wholly-owned subsidiary of the Company ("Subsidiary"). Pursuant to the terms of the Merger Agreement, the Subsidiary was merged with and into Auriga, with Auriga as the surviving entity. Auriga will continue its business under the name Auriga Laboratories, Inc. as a subsidiary of the Company and will retain its Certificate of Incorporation and Bylaws. Following the Merger, the separate existence of Subsidiary ceased.

         Pursuant to the terms of the Merger Agreement, the Company acquired all of the outstanding shares of Common Stock of Auriga ("Auriga Common Stock") for shares of the Company's Preferred Stock. At the closing of the Merger ("Closing"), in exchange for the Auriga Common Stock, the Company issued to the stockholders of Auriga ("Auriga Stockholders") 1,000,042 shares of Preferred Stock which will be convertible into 494,977,491 shares of the Company's Common Stock ("Conversion Shares"). Each outstanding share of Auriga Common Stock was converted into the right to receive 0.0606392 shares of Preferred Stock and each outstanding option and warrant to purchase one (1) share of Auriga Common Stock was assumed by the Company and was converted into an option or warrant to purchase 30.013762 shares of the Company's Common Stock (with the exercise price being adjusted accordingly).

         The beneficial ownership of the Company's Preferred Stock reported in this Schedule 13D by the Reporting Person is based on such Reporting Person's ownership of Auriga Common Stock prior to the Closing.

         The Company plans to promptly seek approval from its stockholders to reincorporate in Delaware, effect a 1 for 15 reverse stock split (the "Reverse Split"), adopt a stock incentive plan and change the Company's corporate name to Auriga Laboratories, Inc. (collectively the "Actions"). At the Closing, KI Equity Partners I, LLC, and Auriga Stockholders holding at least a majority of the Preferred Stock received in the Merger, including the Reporting Person, entered into a Voting Agreement, whereby the parties agreed to vote their shares of the Company's voting securities to approve the Actions. The Voting Agreement terminates upon approval of the Actions.

         The Preferred Stock will immediately and automatically be converted into shares of the Company's Common Stock (the "Mandatory Conversion") upon the approval by a majority of the Company's stockholders (voting together on an as-converted-to-common-stock basis), following the Merger, of the Reverse Split.

         The holders of shares of Preferred Stock are entitled to vote together with the holders of the Company's Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. Each share of Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock issuable as if converted at the record date. As such, the Auriga stockholders have approximately 93% of the total combined voting power of all classes of the Company stock entitled to vote.

ITEM 4. PURPOSE OF TRANSACTION.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment. The Reporting Person disclaims any membership in a group relating to the Company, except with respect to the Actions described above, to which the Reporting Person has agreed to vote..

As a result of the Closing, the Reporting Person collectively owns 28.9% of the total combined voting power of all classes of the Company's capital stock. The Reporting Person anticipates taking action to approve the Actions. These Actions will cause the Mandatory Conversion.

Upon the occurrence of the Mandatory Conversion and the Reverse Split, the Company's currently issued and outstanding Series A Convertible Preferred Stock (currently1,000,042 shares), will be converted into 494,977,491 shares of common stock (without giving effect to the Reverse Split), and will represent approximately 93% of the Company's total common stock issued and outstanding. After giving effect to the Reverse Split, the Auriga Shareholders will receive approximately 32,998,564 shares of the Company's common stock.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Reference  is made  to the  disclosure  set  forth  under  Items 3 and 4 of this
Schedule 13D, which disclosure is incorporated herein by reference.

As of May 17, 2006, Pesin beneficially owned 153,998,070 shares of the Company's common stock on an as-converted basis prior to the proposed Reverse Split (the "Pesin Shares"), based on Pesin's beneficial ownership of the Company's Series A Convertible Preferred Stock (311,138 shares). Assuming a total of 532,193,404 shares of the Company's common stock outstanding as of May 17, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the Pesin Shares constitute approximately 28.9% of the shares of the Company's common stock issued and outstanding. Pesin's beneficial ownership includes shares held in his name and in the names of Sorrento Financial Partners, LLC, an entity controlled by Pesin, and TSFG II, an entity controlled by Pesin.

The information of Sorrento Financial Partners, LLC that would be required under
Item 2 of this Schedule 13D is as follows:

(a) Name:  Sorrento  Financial  Partners,  LLC
(b) Business  Address:  27368 Via Industria, Suite 113, Temecula, CA 92590
(c) Occupation:  Institutional Investor
(d) Conviction:  N/A
(e) Civil  Proceedings:  N/A
(f) State of  Organization:California

The information of TSFG II that would be required under Item 2 of this Schedule 13D is as follows:

(a) Name:TSFG II
(b) Business Address: 27368 Via Industria, Suite 113, Temecula, CA 92590
(c) Occupation:  Institutional  Investor
(d) Conviction:  N/A
(e) Civil Proceedings: N/A
(f) State of Organization: California

Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference  is made to the  disclosure  set forth  under Items 3, 4 and 5 of this
Schedule 13D, which disclosure is incorporated herein by reference.

The Voting Agreement dated May 17, 2006, by and among the Reporting Person, KI Equity Partners I, LLC, and Auriga Stockholders holding at least a majority of the Preferred Stock s is attached hereto as Exhibit 1, and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                   EXHIBIT NO.

            1 Voting Agreement dated as of May 17, 2006, by and among the Reporting Person, KI Equity Partners I, LLC, and certain Auriga Shareholders.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: May 19, 2006                       /S/ PHILIP S. PESIN
                                          ------------------------------------
                                          PHILIP S. PESIN

                                  EXHIBIT INDEX

                                   EXHIBIT NO.

            1 Voting Agreement dated as of May 17, 2006, by and among the Reporting Person, KI Equity Partners I, LLC, and certain Auriga Shareholders.

                                    EXHIBIT 1

                                VOTING AGREEMENT


      This VOTING AGREEMENT, dated as of this 17th day of May, 2006 ("Agreement"), is by and among KI Equity Partners I, LLC, a Delaware limited liability company ("KI Equity"), and each of the other persons whose signature appears under the caption "Shareholders" on the signature page hereof. For purposes of this Agreement, KI Equity, and each person whose signature appears on the signature page hereof shall be referred to herein individually as "Shareholder" and collectively as the "Shareholders".

      WHEREAS, immediately following the Merger (as defined below), each Shareholder will own beneficially of record or have the power to vote, or direct the vote of, shares of common stock, no par value per share ("Common Stock") or shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), of Multi-Link Telecommunications, Inc. ("Multi-Link"), a Colorado corporation, as set forth opposite such Shareholder's name on Exhibit A hereto (all such shares of Common Stock and Preferred Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Shareholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the "Shares");

      WHEREAS, Multi-Link, Multi-Link Acquisition, Inc. ("Merger Sub") and Auriga Laboratories, Inc. ("Auriga") have entered into an Agreement and Plan of Merger, dated May 4, 2006 (as the same may be amended from time to time) (the "Merger Agreement") which provides, upon the terms and subject to the conditions thereof, for Multi-Link and Auriga to enter into a business combination transaction by means of a merger ("Merger") between Merger Sub and Auriga in which Auriga will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common stock of Auriga for shares of Preferred Stock;

      WHEREAS, the Preferred Stock is convertible into shares of Common Stock ("Conversion Shares") pursuant to the Certificate of Designations;

      WHEREAS, as a condition to the consummation of the Merger Agreement, KI Equity has agreed to enter into this Agreement; and

      WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement;

      NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Exchange Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I
                          VOTING FOR CORPORATE ACTIONS

      SECTION 1.01 Vote in Favor of Corporate Matters. During the term of this Agreement, each Shareholder hereby agrees and covenants to vote or cause to be voted all of his Shares then owned by him, or over which he has voting power, and all Shares which such Shareholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of shareholders, or, in lieu of any such meeting promptly following the written request of any Shareholder, to give his written consent in any action by written consent of the shareholders, in favor of each of the following items ("Actions"):

            (a) To approve a 1 for 15 reverse stock split with special treatment for certain of Multi-Link's stockholders to preserve round lot stockholders ("Reverse Split");

            (b) To approve the change of the name of Multi-Link to a name selected by the Board;

            (c) Reincorporation of Multi-Link in the State of Delaware;

            (d) To approve the adoption of a stock incentive plan ("Stock Plan") reserving not more than 7,000,000 shares of Common Stock for issuance thereunder (on a post-Reverse Split basis) which number includes outstanding Company Stock Options to be assumed by Multi-Link (on a post-Reverse Split basis) in connection with the Merger; and

            (e) All such other actions as shall be necessary or desirable in connection with or related to the foregoing actions in (a) through (d) above including, without limitation, any amendment to the articles of incorporation of Multi-Link to effect the foregoing.

      SECTION 1.02 Grant of Proxy; Further Assurance. In the event that, in connection with any regular or special meeting of shareholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the shareholders, within five (5) days following a written request thereof by Philip
S. Pesin (or a representative thereof), a Shareholder fails to vote or cause to be voted all of his Shares in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Shareholder, by this Agreement, with respect to all Shares over which it has voting authority and any Shares hereinafter acquired by such Shareholder over which it may have voting authority, does hereby irrevocably constitute and appoint Philip S. Pesin, or any nominee, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as such Shareholder's proxy, at every annual, special or adjourned meeting of the shareholders of Multi-Link (including the right to sign his or its name (as
Shareholder) to any consent, certificate or other document relating to Multi-Link that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions. This proxy extends to no other matter, except for the Actions as enumerated above. Each Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Multi-Link the power to carry out the provisions of this Agreement.

      SECTION 1.03 Termination. The obligations of each Shareholder pursuant to this Article I shall terminate upon the adoption and approval of the Actions by the shareholders of Multi-Link.

      SECTION 1.04 Obligations as Director and/or Officer. If a Shareholder or any of its affiliates or nominees is a member of the board of directors of Multi-Link (a "Director") or an officer of Multi-Link (an "Officer"), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of Multi-Link, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Multi-Link and shall not apply to his or her actions, judgments or decisions as a Director or Officer of Multi-Link.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES;
                          COVENANTS OF THE SHAREHOLDERS

      Each Shareholder hereby severally represents, warrants and. covenants to the other Shareholders as follows:

      SECTION 2.01 Authorization. Such Shareholder has full legal capacity and authority to enter into this Agreement and to carry out such person's obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder, and (assuming due authorization, execution and delivery by the other Shareholders) this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

      SECTION 2.02 No Conflict; Required Filings and Consents.

            (a) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not,
(i) conflict with or violate any Legal Requirement applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Shareholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

            (b) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Shareholder of such Shareholder's obligations under this Agreement.

      SECTION 2.03 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Shareholder or any of such Shareholder's affiliates, threatened against such Shareholder or any of such Shareholder's affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Shareholder's ability to consummate the actions contemplated by this Agreement. There is no judgment, decree or order against such Shareholder or any of such Shareholder's affiliates, or, to the knowledge of such Shareholder of any of such Shareholder's affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Shareholder's ability to consummate the actions contemplated by this Agreement.

      SECTION 2.04 Title to Shares. Such Shareholder is the legal and beneficial owner of its Shares free and clear of all Liens.

      SECTION 2.05 Absence of Claims. Each Shareholder has no knowledge of any causes of action or other claims that could have been or in the future might be asserted by the Shareholder against Multi-Link or any of its predecessors, successors, assigns, directors, employees, agents or representatives arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to any duty or obligation of Multi-Link or any Shareholder.

                                   ARTICLE III
                               GENERAL PROVISIONS

      SECTION 3.01 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 3.01):

      (a)   If to any Shareholder (other than KI Equity):

            Philip S. Pesin, CEO Auriga
            Laboratories, Inc.
            5555 Triangle Parkway, Suite 300
            Norcross, GA 30092 (678)
            282-1600
            (678) 282-1703 telecopy

            with a copy to:

            Stone, Rosenblatt & Cha, PLC
            Attn: William Barnett, Esq.
            16633 Ventura Boulevard, Suite 1401 Encino,
            CA 91436
            (818) 789-2232
            (818) 789-2268 telecopy


      (b)   If to KI Equity:

            KI Equity Partners I, LLC
            Mr. Timothy J. Keating, Manager
            5251 DTC Parkway, Suite 1090 Greenwood Village, CO
            USA 80111-2739
            (720) 889-0131 telephone
            (720) 889-0135 telecopy

      SECTION 3.02 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 3.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

      SECTION 3.04 Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

      SECTION 3.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      SECTION 3.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado applicable to contracts executed in and to be performed in that State.

      SECTION 3.07 Disputes. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Denver, Colorado.

      SECTION 3.08 No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

      SECTION 3.09 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      SECTION 3.10 Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

      SECTION 3.11 Merger Agreement. All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.


                           [Signature page(s) follows]

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SHAREHOLDERS:

KI EQUITY PARTNERS I, LLC


By:      /s/ Timothy J. Keating
   -----------------------------------------
      Timothy J. Keating, Manager


PHILIP S. PESIN


By:   /s/ Philip S. Pesin
   -----------------------------------------
      Philip S. Pesin


PHILIP PESIN IRA #053485


By:   /s/ Philip Pesin
   -----------------------------------------
      Philip Pesin,
                    ------------------------


TSFG, II


By:   /s/ Philip Pesin
   -----------------------------------------
      Philip Pesin,
                    ------------------------


SORRENTO FINANCIAL PARTNERS, LLC


By:   /s/ Philip Pesin
   -----------------------------------------
      Philip Pesin,
                    ------------------------


DAYNE WAGONER


By:   /s/ Dayne Wagoner
   -----------------------------------------
      Dayne Wagoner


THE WAGONER FAMILY TRUST


By:   /s/ Dayne Wagoner
   ---------------------------------
      Dayne Wagoner,
                     ---------------


TIMOTHY F. CURRAN


By:   /s/ Timothy F. Curran
   -----------------------------------------
      Timothy F. Curran

WILSON FAMILY TRUST


By:   /s/ Glynn Wilson
   -----------------------------------------
      Glynn Wilson,
                    ------------------------


CRAIG COLLARD


By:   /s/ Craig Collard
   -----------------------------------------
      Craig Collard


COLLARD FAMILY LP


By:   /s/ Craig Collard
   -----------------------------------------
      Craig Collard,
                     -----------------------


C. COLLARD IRREVOCABLE TRUST


By:   /s/ Craig Collard
   -----------------------------------------
      Craig Collard,
                     -----------------------

                                    EXHIBIT A
                                  SHAREHOLDERS



         Name of Shareholder
----------------------------------------------    Number of Shares Owned                       Number of
                                                Beneficially and of Record (1)             Options/Warrants
                                             -----------------------------------------------------------------
KI Equity Partners I, LLC                                      28,703,182 Common Stock             0
Philip S. Pesin                                                60,835,123 Common Stock        75,034,405
Philip Pesin IRA #053485                                        7,503,543 Common Stock             0
TSFG, II                                                       55,827,647 Common Stock             0
Sorrento Financial Partners, LLC                               22,329,971 Common Stock             0
Dayne Wagoner                                                   4,502,126 Common Stock             0
The Wagoner Family Trust                                       24,533,518 Common Stock             0
Timothy F. Curran                                              48,022,179 Common Stock         2,251,033
Wilson Family Trust                                            18,008,503 Common Stock             0
Craig Collard                                                     506,836 Common Stock             0
Collard Family LP                                              54,180,925 Common Stock             0
C. Collard Irrevocable Trust                                    2,533,189 Common Stock             0
                                             -----------------------------------------------------------------
TOTALS                                                        327,486,742 Common Stock        77,285,438


(1) On an as converted basis prior to giving effect to the Reverse Split.